

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 28, 2010

Mr. Wayne L. Knabel
Chief Financial Officer
The Gorman-Rupp Company
600 South Airport Road
Mansfield, Ohio 44903

> **Re:** **The Gorman-Rupp Company**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 5, 2010**
> **File No. 001-06747**

Dear Mr. Knabel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A. Controls and Procedures, page 11

Evaluation of Disclosure Controls and Procedures, page 11

1.   We note your principal executive officer and the principal financial officer have concluded that the Company's disclosure controls and procedures *maintained effective internal control over financial reporting* as of December 31, 2009.

Please confirm to us whether your principal executive officer and the principal financial officer had concluded that your <u>disclosure controls and procedures</u> were effective as of December 31, 2009. Also in future filings, if true, revise the conclusion to clearly state whether your disclosure controls and procedures are effective or not effective. Refer to Item 307 of Regulation S-K.

2.   We note your statement that your disclosure controls and procedures are designed to ensure that information required to be disclosed in reports that are filed under the Securities Exchange Act of 1934 "is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." In future filings, please also state, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to Rule 13a-15(e) of the Exchange Act.

<u>Changes in Internal Control over Financial Reporting, page 11</u>

3.   We note your disclosure, "There were no other changes in the Company's *disclosure controls and procedures* that occurred during the most *recent fiscal year* that have materially…" Please confirm to us there were no changes in your *internal control over financial reporting* that occurred during your *last fiscal quarter* and revise your disclosures in future filings to indicate, if true, that there were no changes in your *internal control over financial reporting* that occurred during your *last fiscal quarter*. Refer to Item 308(c) of Regulation S-K.

<u>Item 11. Executive Compensation, page 12</u>

4.   We note the Director Compensation Table provided on page 11 of the definitive proxy statement that was incorporated by reference to your Form 10-K. With respect to each director's stock option awards, please tell us, and in future filings disclose, the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of the awards presented in column (c) of the table. Refer to Item 402(k)(2)(iii) of Regulation S-K.

<u>Management's Discussion and Analysis..., page 32</u>

<u>Results of Operations 2009 Compared to 2008, page 32</u>

5.   In future filings, please expand your discussion of the underlying reasons for the changes in your line items. For instance, in your discussion of the reasons for the decline in net sales in 2009 where you cite the impact of the global recession on

sales, explain whether the underlying reason impacted sales volume, sales prices, or a mix of the two, quantifying where possible. We also note that the reasons for the almost 43% change in other income in 2009 were not discussed. Furthermore, while it appears that you have explained the reasons for your declines in sales in certain markets totaling a $51.6 million decline in sales that was partially offset by an increase in custom pump sales of $4.0 million, approximately one-quarter of the $64.4 million change does not appear to have been explained in your results. In future filings, please expand your discussion of the changes in your results to quantify, to the extent known, the various components of material changes in your line items, in order to give readers a fuller understanding of your results.

Trends, page 33

6.   We note that although your "Trend" section mentions that you are not subject to material market risks as a result of your export sales or operations outside the United States, and repeats information from the legal proceedings disclosure regarding potential lawsuits to which you may be subject, your disclosure does not include a balanced, executive-level discussion that provides analysis of these risks or the other important events, themes or other significant matters with which management is concerned primarily in evaluating your financial condition and operating results. Please expand your disclosure in future filings, as applicable, to provide an executive level analysis of your material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to these trends and uncertainties. Please also provide an executive-level discussion of the business, industry and technological trends that are driving the sales of your products and that are affecting your operating results. Please see Interpretative Release No. 33-8350, available on our Web site at http://www.sec.gov/rules/interp/33-8350.htm, for guidance on the content and purpose of the executive summary.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. If you have other questions, please contact Mary Beth Breslin at (202) 551-3625 or Jay Mumford at (202) 551-3637.

Sincerely,

Jay Webb
Accounting Reviewer